FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Annual General Shareholders' Meeting results

"TELEFONICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law ( Ley del Mercado de Valores) hereby informs of the following:

SIGNIFICANT EVENT

Whereas the Annual General Shareholders' Meeting of Telefonica, S.A., held at second call today, April 11th, 2003, with the participation of 122,151 shareholders, present or represented, holding 2,017,323,651 shares representing 40.6893% of the share capital of the Company, approved by a sufficient majority of capital all the draft resolutions submitted by the Board of Directors for deliberation and vote by the Company in General Meeting.

In respect of item one on the Agenda, the General Meeting resolved to approve the Annual Accounts (Balance Sheet, Profit and Loss Account and Notes to the Accounts) and the Management Reports of Telefonica, S.A. and its Consolidated Group of Companies for the year 2002 (ended on December 31st, 2002), as prepared by the Board of Directors of the Company at its meeting on February 26th, 2003, and the management of the Company by the Board of Directors of Telefonica, S.A. during that year. The General Meeting also resolved to offset the losses of 4,478.69 million euros made by Telefonica, S.A. in 2002 against the 1996 Revaluation reserves (1,316.67 million euros), Voluntary reserves (1,645.80 million euros) and the Additional Paid- in capital reserve (1,516.22 million euros).

In respect of item two on the Agenda, the General Meeting resolved:

  to re-elect the Director Mr Miguel Horta e Costa for a new term of five years;

  to confirm the appointment of the Director Mr Jose Fernando de Almansa Moreno- Barreda by cooption by the Board of Directors on February 26th, 2003 to fill the vacancy arising due to the resignation of Mr Luiz F. Furlan, and to appoint the aforementioned Mr Jose Fernando de Almansa Moreno- Barreda as a Director of Telefonica, S.A. for a five-year term; and

  to appoint Mr Jesus Maria Cadenato Matia and Mr Jose Fonollosa Garcia as Directors of Telefonica, S.A. for a five- year term to replace Mr Jose Ignacio Goirigolzarri Tellaeche and Mr Jose Maldonado Ramos, who resigned as directors with effect from this General Meeting, and who were thanked for their services to the Company.

In respect of item three on the Agenda, the General Meeting resolved to appoint "Deloitte & Touche España, S.L." (formerly "Deloitte España, S.L." and prior to that, "Arthur Andersen y Cia. S.Com") as Company auditors to audit the Annual Accounts and Management Reports of Telefonica, S.A. and its Consolidated Group of Companies for the year 2003.

In respect of item four on the Agenda, the General Meeting resolved to grant powers to the Board of Directors for a period of 18 months to acquire own shares of the Company, with a price of at least the face value of the shares acquired and no more than the listed price at the time of acquisition.

In respect of item five on the Agenda, the General Meeting resolved to delegate to the Board of Directors power to issue simple, exchangeable and/or convertible bonds, promissory notes and other fixed income securities, and power to guarantee issues by subsidiaries.

In respect of item six on the Agenda, the General Meeting approved the reduction in share capital by means of the redemption of own shares representing approximately two percent of the share capital, with exclusion of the creditors' right of objection.

In respect of item seven on the Agenda, the General Meeting approved the amendment of article 28 of the By- laws (Directors' Remuneration), the insertion of a new article 31 bis (Audit and Control Committee) and of a new article 35.4 (Application of Results).

In respect of item eight on the agenda, the General Meeting resolved, for the purposes of the new article 28.1 of the By-laws, to set the overall maximum gross annual remuneration payable by the Company to its Directors at six (6) million euros, which figure would remain in force until such time as the General Meeting of Shareholders resolved to alter it.

In respect of item nine on the Agenda, the General Meeting approved the cash distribution of 0.25 euros per share to each share of the Company in circulation, payable in two instalments, one, of 0.13 euros per share, on July 3rd, 2003 and the other, of 0.12 euros per share, payable on October 15th, 2003. The General Meeting also approved a distribution in kind consisting of the transfer to the shareholders of the Company of shares representing up to thirty percent of the share capital of Antena 3 de Television, S.A.

The full text of the draft resolutions submitted by the Board of Directors to the Annual General Shareholders' Meeting and approved by the latter is attached.

Point I on the Agenda of Meeting:

  Approval of the Annual Accounts (Balance Sheet, Profit & Loss Statement, and Notes to the Accounts) and Management Reports of "Telefonica, S.A." and its Consolidated Group of companies corresponding to fiscal 2002 (closed on December 31st of said year) as drawn up by the Board of Directors of the Company at its Meeting held of February 26th, 2003, as well as the Company management performed by the Board of Directors of Telefonica, S.A. during said fiscal year.

  In the Individual Accounts, the Balance Sheet as of December 31st, 2002 reflects assets and liabilities in the amount of 50,129.72 million Euros each, and the Profit & Loss Statement, as of the end of the fiscal year, reflects a negative result for an amount of 4,478.69 million Euros.

  In the Consolidated Accounts, the Balance Sheet, as of December 31st, 2002, reflects assets and liabilities for an amount of 68,041.29 million Euros each, and the Profit & Loss Statement, as of the close of the fiscal year, reflects a negative result in the amount of 5,576.80 million Euros.

  The offsetting of the negative result registered by "Telefonica, S.A." for the fiscal year 2002 in the amount of 4,478.69 million Euros, to be charged to 1996 Revaluation Reserves ( 1,316.67 million Euros), to Voluntary Reserves (1,645.80 million Euros) and to the reserves from Additional paid-in capital (1,516.22 million Euros).

Point II on the Agenda of Meeting

  Re-election of the Director Mr. Miguel Horta e Costa for an additional five-year term.

  Ratification of the appointment by cooptation of the Director Mr. Jose Fernando de Almansa Moreno- Barreda, by resolution of the Board dated February 26th, 2003, to cover the vacancy resulting from the resignation of Mr. Luiz F. Furlan, appointing the aforementioned Jose Fernando de Almansa Moreno-Barreda Director of the Company for a period of five years .

  To appoint Mr Jesus Maria Cadenato Matia and Mr Jose Fonollosa Garcia as Directors of Telefonica, S.A. for a five- year term to replace Mr Jose Ignacio Goirigolzarri Tellaeche and Mr Jose Maldonado Ramos, who resigned as directors with effect from this General Meeting, and who were thanked for their services to the Company.

Point III on the Agenda of Meeting

To designate the company "Deloitte & Touche España, S.L." (formerly "Deloitte España, S.L." and prior to that, "Arthur Andersen y Cia. S.Com") as Accounts Auditor for the verification of the Annual Accounts, and the Management Reports of "Telefonica, S.A." and its Consolidated Group of Companies, corresponding to fiscal year 2003.

Point IV on the Agenda of Meeting

  To authorize, as set forth in Article 75 et seq of the current Spanish Law of Corporations (Ley de Sociedades Anonimas), the acquisition, at any moment and as many times as considered necessary by "Telefonica, S.A.", either directly, or through any of the subsidiary companies of which it is the dominant company, of the Company's treasury stock, through a purchase-sale or by any other legal compensation.

  The minimum acquisition price or compensation will be equivalent to the nominal value of the treasury stock acquired and the maximum acquisition price or compensation will be equal to the market value of the treasury stock on an official secondary market at the time of the acquisition.

  Said authorization is granted for a period of 18 months reckoned from the date of the holding of the current Annual General Shareholders' Meeting, and is expressly subject to the limitation that, at any time, the nominal value of the treasury stock acquired under this authorization, added to those already held by "Telefonica, S.A." and any of the controlled subsidiary companies, may exceed 5 percent of the share capital at the time of the acquisition, respecting the limitations set for the acquisition of treasury stock as imposed by the regulatory authorities of the markets on which "Telefonica , S.A." shares are quoted.

  It is expressly noted that the authorization granted for the acquisition of treasury stock can be used wholly or partially for the acquisition of these shares of "Telefonica, S.A.", and that the Company must deliver or transfer to its directors or workers, or to those of the companies of its Group, directly or as a consequence of these having exercised their option rights, all within the framework of the referenced remuneration systems at the market value of the shares of the company approved in due form.

  To empower the Board of Directors, in the broadest possible terms, to exercise the authorization derived from this resolution and to execute the remaining items included in this, enabling the Board of Directors to delegate in the Management Committee, the Chairman of the Board, the Managing Director or any other person expressly empowered by the Board to this effect.

  The unexecuted part of the resolution adopted by the Company' s Annual General Shareholders' Meeting of April 12th, 2002, in relation with point IV of the Agenda of this same Meeting, shall remain null and void.

Point V on the Agenda of Meeting

Under article 319 of the Rules of the Mercantile Register (Reglamento del Registro Mercantil) and the general provisions governing regarding the issue of bonds, and applying by analogy articles 153.1.b) and 159.2 of the current Spanish Law of Corporations (Ley de Sociedades Anonimas), to grant the Board of Directors power to issue fixed income securities on the following terms:

  Fixed income securities may be issued on one or more occasions within no more than five years from the date on which this resolution is passed.

  The total amount of the issue or issues of fixed income securities it is resolved to carry out under these powers, together with the amount of other issues by the Company in circulation at the time the power is exercised, may not exceed the paid up share capital and reserves shown on the last approved balance sheet and the balance sheet regularisation and updating accounts accepted by the Finance and Treasury Ministry (Ministerio de Economia y Hacienda) referred to in article 282.1 of the Spanish Law of Corporations.

  The fixed income securities issued may be simple debentures, bonds, promissory notes and other fixed income securities, and, in the case of debenture and bonds, those exchangeable for shares in the Company or in any of the Companies in its group, and/or convertible into shares of the Company.

  The powers granted to issue fixed income securities shall include power to determine the various aspects and terms of each issue (nominal value, rate of issue, repayment price, currency of the issue, interest rate, redemption, anti-dilution mechanisms, subordination clauses, issue guarantees, place of issue, listing, etc.).

  It is resolved to set the following principles for determining the terms and method of the conversion and/or exchange, in the case of the issue of convertible and/or exchangeable debentures or bonds:

  Normally, the conversion and/or exchange rate shall be fixed, for which purpose fixed income securities shall be valued at their nominal value and shares at such fixed price as the Board of Directors may set, or a price capable of being determined on the date or dates indicated in the Board resolution on the basis of the Stock Exchange listed price of the Company's shares on the date or dates or for the period or periods used as a reference in that resolution. The share price shall in any event not be less than the greater of (i) the arithmetical average of the closing prices of the Company's shares on the Continuous Market (Mercado Continuo) over the period set by the Board of Directors, of no more than three months or less than fifteen days, prior to the date of the meeting of the Board of Directors which, in exercise of these powers, approves the debentures or bonds issue; and (ii) the closing price of the shares on the same Continuous Market the day preceding the date of the meeting of the Board of Directors which, in exercise of these powers, approves the debentures or bonds issue.

  Notwithstanding the provisions of subparagraph a) above, the Board may resolve to issue debentures or bonds with a variable conversion and/or exchange ratio. In that case, the share price for the purposes of conversion and/or exchange shall be the arithmetical average of the closing prices of the Company's shares on the Continuous Market over the period set by the Board of Directors, of no more than three months or less than five days, prior to the date of the conversion and/or exchange, with a premium or, as the case may be, a discount on that price per share. The premium or discount may be different for each conversion and/or exchange date of each issue (or, where applicable, each tranche of an issue), although where a discount is set on the price per share, that discount may not be more than 30%.

  Under no circumstances may the nominal value of the share, adjusted on the basis of the conversion and/or exchange ratio, be less that the rate of issue of the fixed income securities.

  Where the conversion and/or exchange takes place, any fractions of a share which would be transferable to the bondholder shall be rounded down to the immediately lower whole number, and each holder shall receive in cash any difference arising in such circumstance.

  On approving an issue of convertible and/or exchangeable debentures or bonds, in exercise of the powers contained in this resolution, the Board of Directors shall issue a Directors' report setting out and specifying, on the basis of the principles referred to above, the criteria and procedures for the conversion specifically applicable to the issue referred to. That report shall be accompanied by the corresponding report of the Auditors referred to in article 292 of the Spanish Law of Corporations.

  In any event, the powers granted for the issue of convertible and/or exchangeable debentures or bonds shall include:

  Power to increase the share capital by the sum required to meet applications for conversion. That power may only be exercised where, adding the capital increased to meet the issue of convertible debentures or bonds to any other increases in capital it may have resolved under powers granted by the General Meeting, the Board does not exceed one half of the share capital figure established in article 153.1b) of the Spanish Law of Corporations.

  Power to exclude the shareholders' preemptive subscription rights and, as well as those of the holders of convertible and/or exchangeable securities where it is necessary to do so in order to raise finance on the international markets or is otherwise required in the interests of the Company. In any event, should the Board resolve to exclude the pre-emption right in connection with any specific issue of convertible debentures or bonds it may decide to carry out under these powers, it shall, on approving the issue, produce a report setting out the specific reasons justifying that measure in the interests of the Company, which shall be the subject of the corresponding report of the Auditor referred to in article 159.2 of the Spanish Law of Corporations.

  Power to determine the terms and method of the conversion and/or exchange established in paragraph 5 above and, in particular, to determine the time of the conversion and/or exchange, which may be restricted to a predetermined period, ownership of the right to conversion and/or exchange, which may be vested in the Company or the bondholders, the method of discharging liability to the bondholder (by conversion, exchange or a combination of both methods, which may remain at its discretion until the time of execution), and, in general, such matters and terms as are necessary or expedient for the issue.

  The Board of Directors shall also have power to guarantee, on behalf of the Company, issues of fixed income securities by its subsidiaries.

  The Board of Directors shall, at subsequent General Meetings held by the Company, report to the shareholders on any use made by it to that date of the powers referred to in this resolution.

  The Company shall apply for debentures, bonds and other securities issued under these powers to be listed on organised or over-the-counter, regulated or unregulated, national or foreign secondary markets, granting power to the Board to perform vis-à-vis the competent bodies of the various national and foreign securities markets the procedures and formalities required for admission.

For the purposes of article 27 of the Stock Exchange Rules (Reglamento de Bolsas de Comercio), it is expressly acknowledged that, in the event of a subsequent application to exclude the securities issued under these powers from listing, such exclusion shall be resolved in compliance with the formalities referred to in that article and, in such a case, the interests of any dissenting or abstaining shareholders or bondholders shall be protected, in compliance with the requirements of the Spanish Law of Corporations and consistent provisions, in accordance with the aforementioned Stock Exchange Rules and the Spanish Stock Market Law (Ley del Mercado de Valores) and its implementing provisions.

The Board of Directors is granted power to delegate the powers referred to in this resolution, in turn, to the Management Committee (under the second paragraph of article 141.1 of the Spanish Law of Corporations).

The powers to issue non-convertible fixed income securities granted by the General Shareholders' Meeting of the Company at its meeting of 26 March 1999 is revoked.

Point VI on the Agenda of Meeting

To reduce the share capital of the Company by 101,140,640 euros, by the redemption of 101,140,640 own shares that were acquired previously as authorised at the time by the General Meeting within the limits established in article 75 et seq and additional provision 1.2 of the Spanish Law of Corporations (Ley de Sociedades Anonimas). Article 5 of the By-laws referring to the amount of share capital is therefore amended, and shall be worded as follows:

"Article 5.- Share Capital

  The corporate share capital amounts to Euros 4,856,733,871 represented by 4,856,733,871 ordinary shares in a single series and having a par value of 1.00 Euro each, fully paid up.

  The General Shareholders' Meeting, in accordance with such requirements and within such limits as have been statutorily established to such effects, may delegate upon the Board of Directors the power to increase the share capital."

The reduction in share capital shall be charged to reserves and the undistributable reserve referred to in article 79.3 of the Spanish Law of Corporations shall be cancelled. The reduction shall not give rise to the repayment of contributions since the Company itself is the owner of the shares redeemed. The purpose of the reduction, therefore, is the cancellation of the own shares.

Under article 167.3 of the Spanish Law of Corporations and for the purpose of exclusion of the right to opposition to the reduction contained in article 166 thereof, the amount of the nominal value of the redeemed shares shall be applied to a capital redemption reserve, which may only be disposed of subject to the same requirements as those for the reduction in share capital.

It is declared, for the purposes of article 289.1 of the Spanish Law of Corporations, that the consent of the Syndicates of Bondholders relating to issues of bonds in circulation is not required, provided the reduction in capital hereby resolved does not reduce the initial ratio between the total capital plus reserves and unredeemed bonds.

Lastly, as regards the time-limit for carrying out the reduction, the Board of Directors is instructed and given powers, with authority to delegate power in turn to the Management Committee with express power to subdelegate, to execute the capital reduction resolution before a Notary Public within no more than one year, and file the corresponding deed at the Mercantil Register (Registro Mercantil) for registration.

Point VII on the Agenda

  To modify article 28 of the Company's By-laws, which will be reworded as follows:

Article 28. - Remuneration

  Directors' remuneration shall comprise a fixed set monthly allowance and expenses for attending meetings of the Board of Directors and its management or consultative committees. Any remuneration the Company may pay its Directors collectively under either of the foregoing heads shall be that set for that purpose by the General Shareholders' Meeting, which remuneration shall remain in force until the latter resolves that it be changed. The Board of Directors shall set the exact amount to be paid within that ceiling and how it is divided between the various Directors.

  Additionally and apart from such remuneration as is provided for under the above paragraph 1, other remuneration systems may be created that may, either be indexed to the listing value of the shares, or consist of the delivery of stock or of stock options to the Directors. The application of said remuneration systems must be authorized by the General Shareholders' Meeting, which shall fix the stock value which is to be taken as the term of reference thereof, the number of shares to be delivered to each Director, the exercise price of the stock options, the term of such remuneration system and such other terms and conditions as may be considered as fit.

  Such remuneration systems as are provided for under the above paragraphs and which shall stem from the appurtenance to the Board of Directors, shall be deemed compatible with any and all other professional or work-based compensations to which the Directors may be entitled in consideration of whatever executive or advisory services which they may deliver to the Company, other than such supervisory and decision-making functions of a collecty nature as may pertain to them as such Directors, which functions shall be subject to the applicable legal provisions in force.

  To ensure that the remuneration of the Directors qua Directors is duly transparent, the Annual Report shall specify the individualised remuneration relating to each of the offices or positions on the Board and its committees (Chairman, Vice-Chairman, Member). The remuneration of executive Directors in respect of matters other than those referred to in paragraph 1 of this article shall be given as a total, with a breakdown of the various items or heads of remuneration.

  To insert a new article 31 bis in the Company's By-laws, with the following wording:

Article 31 bis - Audit and Control Committee

  An Audit and Control Committee shall be set up within the Board of Directors, comprising at least three and a maximum of five Directors appointed by the Board of Directors. All members of that Committee must be non-executive Directors.

  The Chairman of the Audit and Control Committee shall be appointed by the Committee itself from amongst its members, must be replaced every four years, and may be re-elected on expiry of one year from ceasing to hold office.

  The Audit and Control Committee shall have at least the following powers and duties:

  through its Chairman, to report to the Annual General Shareholders' Meeting on any matters within the competence of the Committee raised by shareholders at the Meeting.

  to propose to the Board of Directors for submission to the General Shareholders' Meeting appointment of the Auditor referred to in article 204 of the Ley de Sociedades Anonimas and, where applicable, the terms on which the Auditor is engaged, extent of the Auditor's instructions and revocation or renewal of the Auditor's appointment.

  to supervise internal auditing staff;

  to be acquainted with the financial reporting and internal monitoring systems procedures; and

  to liaise with the Auditor to receive information on any matters which could jeopardise the Auditor's independence, and any other matters in connection with the process of carrying out the auditing of accounts, and to receive information and exchange with the Auditor the notifications referred to in legislation on the auditing of accounts and in technical auditing rules.

  The Committee shall meet at least once a quarter and whenever appropriate, subject to notice of the meeting given by the Chairman, at its own initiative or in response to a request by two of its members or of the Management Committee.

  The Audit and Control Committee shall be quorate when at least one half of its members, present or represented, are in attendance, and shall pass its resolutions by a majority of those present. In the case of an equality of votes, the Chairman shall have a casting vote.

  The Board of Directors may issue implementing provisions and supplement the foregoing rules in its Rules, in accordance with its By-laws and the law.

  To insert a new section 4 to the article 35 of the Company' s By- laws, that will be reworded as follows:

"Article 35. Application of the Results.

  The General Meeting will decide on the application of the Fiscal Year results in accordance with the Balance Sheet approved.

  Once the items provided by Law or by these Bylaws have been covered, dividends may be distributed only by charging the Fiscal Year profit or the unrestricted reserves if the book value of Net worth is not lower than the capital stock or would not prove to be so as a result of the distribution.

  The distribution of dividends to common shareholders will be executed proportionately to the capital that they have paid in.

  The General Meeting may resolve to distribute dividends, or the issue premium, in kind, provided that the assets or securities subject to distribution are homogenous and are admitted for trading on an official market at the time the distribution resolution becomes effective. This latter requirement shall also be understood as satisfied when the Company provides adequate guaranties of liquidity.

The rule contained in the previous paragraph shall also apply to the return of contributions in cases of capital reduction."

Point VIII on the Agenda

To set, in accordance with that stated in the new article 28.1. of the By- laws, at six (6) million euros, the gross maximum annual amount for the remuneration to be received collectively by the Directors from the Company. The above-stated amount shall remain in force until the Company resolves that it be changed.

Point IX on the Agenda

  Distribution in cash.

  Approve the distribution of an issuance premium through payment to each and every one of the outstanding Company shares of 0.25 euros per share, making the respective charge to the Additional paid-in-capital Reserve ( Reserva de Prima de Emision de Acciones) . This payment will take place in two installments, the first of 0.13 euros per share payable on July 3, 2003 and the second of 0.12 euros per share payable on October 15, 2003, subject to the procedure established by the Company's General Corporate Finance Department and upon justification and submission of the certificate of position issued by the Securities Settlement and Clearing Service or by the institution that may come replace it.

  It is stated for the record, for purposes of the provisions of Article 289.1 of the Spanish Law of Corporations, that for this distribution the consent of the Bond Syndicates for the outstanding debenture and bond issues is not necessary, given that the decrease in reserves that it entails does not decrease the initial ratio between the sum of capital plus reserves and the amount of the debentures pending amortization.

  Distribution in kind through the allocation of shares of the company "Antena 3 de Television, S.A." (hereinafter, Antena 3).

  Approve a distribution of the Additional paid-in-Capital Reserve ( Reserva de Prima de Emision de Acciones) by delivering to Telefonica, S.A. shareholders shares representing 30% of the capital stock of Antena 3, currently represented by 50,000,400 shares. The distribution will be carried out by charging the Additional paid-in-Capital Reserve ( Reserva de Prima de Emision de Acciones) in the total amount of 420,003,360 euros, equivalent to the value that said shares have on the books of Telefonica, S.A.

The exchange ratio is to be found by dividing the number of Antena 3 shares to be distributed by the number of Telefonica, S.A. shares with the right to a share of said distribution. Nevertheless, the number of Antena 3 shares that are finally distributed for every Telefonica, S.A. share may vary depending on the possible Antena 3 share splits between the date of the present resolution and their delivery to the Telefonica, S.A. shareholders for the purposes of facilitating the exchange ratio. If the resulting number is not a whole number, the Board of Directors of Telefonica, S.A. shall retain the services of a Bank in order for it to act as Exchange Agent and settle the fractions in cash.

  The effectiveness of the present resolution shall be subject to the condition precedent that there be verification by the Spanish National Securities Market Commission of the admission of Antena 3 shares for trading prior to November 29, 2003. If that date passes without said shares being admitted, the present resolution shall be void.

  The right to receive reimbursement of the issuance premium in kind, as agreed, shall devolve upon all those individuals or legal entities appearing as the holders of Telefonica, S.A. shares on the accounting books of the member Entities of the Securities Settlement and Clearing Service on the day after Telefonica, S.A. discloses that verification of the admission of Antena 3 shares for trading by the Spanish National Securities Market Commission has taken place.

  Taking into account that the market project necessary for the shares of Antena 3 to be accepted for listing requires Telefonica, S.A. to carry out an Initial Public Offering, which other shareholders of Antena 3 may join in on, the General Shareholders Meeting expressly instructs the Board of Directors of Telefonica, S.A. to reduce the package of Antena 3 shares intended for distribution among the shareholders of Telefonica, S.A. to a maximum of 5% of the total capital stock of Antena 3, if necessary to facilitate the execution of said Initial Public Offering under the best conditions possible. This decrease, which will imply a respective decrease in the total amount of the issuance premium distribution that is the subject matter hereof, will be carried out in keeping with the opinion or report issued by an outside financial advisor retained for that purpose, wherein the reasons making it necessary or advisable will be stated.

The final amount of the issuance premium distribution and the final percentage of the Antena 3 shares to be distributed among Telefonica, S.A. shareholders, as well as the number of Antena 3 shares that will be due for each share of Telefonica, S.A., will be announced by this Company with sufficient advance notice.

  Delegation is expressly made to the Board of Directors (authorizing it in turn to subdelegate to the Management Committee or to any Directors with delegated powers) of all the powers necessary for the execution of the present resolution, including, among others, the power to determine, as pertinent, the reduced amount of the issuance premium distribution and the consequent determination of the exact number of Antena 3 shares to be distributed among the shareholders of Telefonica, S.A. in keeping with what was resolved beforehand, and the appointment of the Bank acting as Exchange Agent for fractions; as well as the powers necessary for the performance of whatever steps and proceedings may be necessary to bring the transaction to proper completion.

  It is stated for the record, for purposes of the provisions of Article 289.1 of the Spanish Law of Corporations, that for the distribution in kind referred to in the present section B) the consent of the Bond Syndicates of the outstanding debenture and bond issues is not necessary, given that the decrease in the amount of the reserves that it presupposes does not decrease the initial ratio between the sum of capital plus reserves and the amount of debentures pending amortization.

Point X on the Agenda of Meeting

To jointly empower the Executive Chairman, the Managing Director, the Member-Secretary and Vice Secretary of the Board of Directors, so that any of them may formalize and execute the preceding resolutions, and may draft the public and private documents that are necessary or appropriate for such purpose (including those for the interpretation, clarification, rectification of errors, and correction of defects) for their most exact compliance and registration, when mandatory, in the Mercantile Register (Registro Mercantil) or any other public register.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	April 14th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors